April 23, 2010	Sappi Limited Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854 www.sappi.com

Mr. Damon Colbert
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561                                                                                                                                         via facsimile (703) 813-6963
100 F Street, N.E.
Washington, D.C. 20549
United States of Ameria

Dear Mr. Colbert:

Re:	Comment Letter – Sappi Limited Annual Report on Form 20-F for the Fiscal Year Ended September 27, 2009 (“2009 Form 20-F”); File No. 001-14872

We acknowledge receipt of your comment letter dated March 15, 2010 relating to Sappi Limited’s 2009 Form 20-F.

As discussed, we are currently in the process of completing certain internal processes for the preparation of our responses to your comments and submit this letter as confirmation that we intend to respond to your comment letter on or before May 7, 2010.

Please do not hesitate to contact me directly on +27 11 407 8079 or by email at Laurence.Newman@Sappi.com if you have any questions or if I can be of any further assistance.

Sincerely,

/s/ Laurence Newman
Laurence Newman, Group Financial Controller

Directors: Dr D C Cronjé (Chairman), Messrs R J Boëttger (Chief Executive Officer), J E Healey (USA), NP Mageza, H C Mamsch (Germany), J D McKenzie and M R Thompson, Drs D Konar and R Thummer (Austria), Mses K R Osar (USA) and B Radebe, Prof M Feldberg (USA), Sir A N R Rudd (UK)
Secretaries Sappi Management Services (Pty) Ltd (Reg No 1989/001134/07)